UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number:  000-29106

KNIGHTSBRIDGE SHIPPING LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Shipping Limited ("Knightsbridge"), dated March 26, 2015, announcing the results of a Special General Meeting of the Shareholders of Knightsbridge.

This report on Form 6-K is hereby incorporated by reference into Knightsbridge's Registration Statements on Forms F-3 (333-197210 and 333-203035).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE SHIPPING LIMITED

By: /s/ Inger M. Klemp
Date: March 26, 2015	Name: Inger M. Klemp
Title: Chief Financial Officer

EXHIBIT 1

VLCCF - RESULTS FROM SPECIAL GENERAL MEETING
Reference is made to previous announcements regarding the merger between Knightsbridge Shipping Limited (to renamed Golden Ocean Group Limited) ("Knightsbridge") and Golden Ocean Group Limited ("Golden Ocean") with Knightsbridge as the surviving entity and the notice of a Special General Meeting of the Shareholders of Knightsbridge as announced on February 27, 2015.
Knightsbridge advises that a Special General Meeting of the Shareholders of the Company was held on March 26, 2015 at 9:30 a.m. at the Knightsbridge's Registered Office, 4th Floor, Par-la-Ville Place, 14, Par-la-Ville Road, Hamilton HM08, Bermuda.
The following resolutions were passed:
1.	That the Merger Transactions by and among Golden Ocean and Knightsbridge pursuant to which Golden Ocean will merge into Knightsbridge be and are hereby approved.
2.	That the Amended and Restated Bye-laws of Knightsbridge be and are hereby adopted.

3.	That the name of Knightsbridge be changed to "Golden Ocean Group Limited" immediately after the effective time of the Merger.
For information regarding closing of the transaction reference is made to the announcement on March 23, 2015.
Hamilton, Bermuda
 March 26, 2015
Forward-Looking Statements
 Matters discussed in this press release may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions.  Although Knightsbridge believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Knightsbridge, Knightsbridge cannot assure you that they, or the combined company resulting from the merger, will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Knightsbridge disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Important Information For Investors And Shareholders
 This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Golden Ocean and Knightsbridge, Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4, including Amendments No. 1, 2 and 3 thereto, containing a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge. The registration statement has been declared effective by the SEC on February 25, 2015, and Golden Ocean and Knightsbridge commenced mailing the definitive joint proxy statement/prospectus to shareholders of Golden Ocean and Knightsbridge on or about February 26, 2015. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.